Exhibit 99.4

KPMG LLP

Bay Adelaide Centre,

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Telephone (416) 777-8500

Fax (416) 777-3969

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Denison Mines Corp.

We consent to the use of:

●	our reports dated March 10, 2026, on the consolidated financial statements of Denison Mines Corp (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flow for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and
●	our report dated March 10, 2026 on the effectiveness of internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statements (File No. 333-287365, No. 333-224641, No. 333-190121, No. 333-148915, No. 333-48174) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 30, 2026

Toronto, Canada